Exhibit 99.9

October 3, 2008

3G Capital Partners Ltd.
800 Third Avenue, 31st Floor
New York, New York 10022
Attention:  Alexandre Behring

Re:  CSX Corporation (the “Company”)

Gentlemen:

The purpose of this letter agreement is to confirm the agreement between The Children’s Investment Fund Management (UK) LLP (“TCI Management”) and 3G Capital Partners Ltd. (“3G Capital Partners” and, together with TCI Management, the “Parties”) to coordinate and share certain expenses relating to our litigation involving CSX Corporation.  This letter shall take effect on October 3, 2008.  Capitalized terms used but not defined herein have the meanings given to them in letter agreement dated December 12, 2007 and filed by the Parties as Exhibit 4 to the Schedule 13D filed with the Securities Exchange Commission on December 12, 2007 (such letter agreement, the “Group Agreement”).

Litigation.  The conduct of the litigation currently before the U.S. Court of Appeals for the Second Circuit, captioned CSX Corporation, et al. v. The Children’s Investment Fund Management (UK) LLP, et al. (the “Ongoing Litigation”) shall require the mutual agreement of the Parties.  Additionally, the conduct of any litigation or investigation which materially affects both of the Parties, to the extent the same relates to the “group” conduct of the Parties (“Group Litigation”) shall require the mutual agreement of the Parties.  The Parties will jointly cooperate in the defense of any third party litigation or regulatory investigation with respect to the activities engaged in by them pursuant to the Group Agreement.

Shared Expenses.  Each Party will pay 50% of all fees and expenses of legal counsel to either Party relating to Group Litigation, if any, and TCI Management shall pay 58.5% and 3G Capital Partners shall pay 41.5% of all fees and expenses of legal counsel to either Party relating to the Ongoing Litigation, including any such fees and expenses incurred during the term of the Group Agreement.  Each Party will promptly upon request reimburse the other Party for its respective portion of any such shared expenses paid or advanced by the other Party.  Upon request, the Party seeking reimbursement hereunder will provide the other Party with reasonable documentation evidencing its expenses.  Notwithstanding the foregoing, a Party will not be entitled to contribution for any expense or liability arising out of such Party’s or its affiliates’ fraud, willful misconduct, gross negligence, or activities or actions prior to the date hereof not taken pursuant to the Group Agreement or any liability or expense relating specifically to such Party.

The Children's Investment Fund Management (UK) LLP is a limited liability partnership registered in England and Wales with registered number OC304797. A list of members' names is open to inspection at its registered office and principal place of business 7 Clifford Street, London, W1S 2WE, England.  The Children's Investment Fund Management (UK) LLP is authorised and regulated by the Financial Services Authority.

Regulatory Reporting.  If any action undertaken pursuant to this letter agreement gives rise to a requirement that a Party hereto and/or any of its affiliates file any schedule or report pursuant to the Securities Exchange Act of 1934, as amended, or any other U.S. or non-U.S governmental or regulatory requirement, such person(s) shall make the required filings within the time period required.  If any such schedule or report may be filed jointly by the Parties and/or their respective affiliates, the Parties will mutually determine whether a joint filing shall be made.  Each Party will cooperate with the other, including by providing all necessary information, in order to facilitate the timely and accurate filing of all joint and individual filings.

Termination.  This letter agreement will terminate at 11:59 p.m. (New York time) on the earlier of (i) the 10th day after the later of the date that (x) a final decision has been issued with respect to each issue currently on appeal in the Ongoing Litigation (or the Ongoing Litigation is settled or dismissed in full) or (y) a final decision has been issued with respect to each issue asserted in Group Litigation, if any (or Group Litigation, if any, is settled or dismissed in full); or (ii) in the event that the Parties have sought to but, as set forth in a written notice given by a Party to the other, failed to reach agreement on a decision requiring their mutual agreement under the terms of this letter agreement after good faith efforts to reach such agreement, upon the  receipt of such notice.  The provisions set forth herein regarding shared expenses and governing law will survive any termination hereof with respect to expenses incurred prior to the termination hereof.

Activities of the Parties.  No Party shall be obligated to do or perform any act or thing in connection with the matters contemplated by this letter agreement not expressly set forth herein.  No Party shall in any event be deemed to have any fiduciary or other duties to the other Party by virtue of this letter agreement except as expressly provided herein.

Miscellaneous.  The terms and provisions of this letter agreement may not be amended, waived or modified except by a writing signed by each Party.  This letter agreement (a) will be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles, (b) may not be assigned by either Party without the prior written consent of the other Party, (c) may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument, and (d) represents the entire agreement between the Parties hereto.  Each Party represents that neither it nor any of its Subject Funds are in possession of any material non-public information regarding the Company, whether received from the Company or any third party, and that in no event shall a Party make available to the other Party any such information that it may in the future obtain unless expressly authorized by such other Party to do so.

Each Party acknowledges that it will be responsible for assessing the nature of information in its possession in relation to legal and regulatory requirements.  Neither Party shall be considered to be in breach of the provisions of the agreement set out in this letter if it fails to take a step which it would have been precluded by law or regulation from taking.

Nothing in this letter agreement shall be construed as creating a joint venture, partnership or agency relationship or taxable entity between or among the Parties, nor shall either Party, except as expressly set forth herein, have the right, power or authority to create any obligations or duty, express or implied, on behalf of the other Party hereto, it being understood that the Parties are independent contractors vis-à-vis one another.  Neither Party shall have any liability for the repayment or discharge of any debts and obligations of the other Party.  For the avoidance of doubt, there are no profit-sharing or similar arrangements between the Parties with respect to this letter agreement or otherwise.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter agreement will become a binding agreement between us.

Very truly yours,

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP

By:	/s/ James Hawks
	Name:	James Hawks
	Title:	General Counsel

Agreed to and accepted as

of the date first written above:

3G CAPITAL PARTNERS LTD.

By:	/s/ Alexandre Behring
	Name:	Alexandre Behring
	Title:	Managing Director